UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C.  20549


                            SCHEDULE 13D

              Under the Securities Exchange Act of 1934

                          (Amendment No.2)

                         Chic by H.I.S. Inc.
                           (name of issuer)

                Common Stock, par value $.01 per share
                     (Title of Class of Securities)



                               167113109
                             (CUSIP Number)


                           Arnold M. Amster
                           767 Fifth Avenue
                         New York, New York  10153
                            (212)  644-4500
  (Name, Address, and Telephone Number of Person Authorized to
                Receive Notices and Communications)

                            January 23, 1998
          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box:  [ ]















CUSIP No. 167113109

1)    Name of Reporting Person                 Arnold M. Amster

      S.S. or I.R.S. Identification No.
      of Above Person                    (Intentionally Omitted)

2)    Check the Appropriate Box if a         (a) [ ]
      Member of a Group                      (b) [ ]

3)    SEC Use Only

4)    Source of Funds                           PF

5)    Check if Disclosure of Legal Proceedings
      is Required Pursuant to Items 2(d) or
      2(e)                                        [ ]

6)    Citizenship or Place of Organization    United States


                    7)    Sole Voting         83,300 shares
                          Power

Number of Shares    8)    Shared Voting      714,200 shares
                          Power

                    9)    Sole Dis-           83,300 shares
                          positive Power

                   10)    Shared Dis-        714,200 shares
                          positive Power

11)   Aggregate Amount Beneficially
      Owned By Each Reporting Person         714,200 shares


12)   Check box if the Aggregate Amount
      in Row (11) Excludes Certain Shares    [ ]


13)   Percent of Class Represented by
      Amount in Row (11)                     7.3%


14)   Type of Reporting Person               IN







CUSIP No. 167113109

1)    Name of Reporting Person               Peggy J. Amster

      S.S. or I.R.S. Identification No.
      of Above Person                        Intentionally
                                             Omitted)


2)    Check the Appropriate Box if a         (a) [ ]
      Member of a Group                      (b) [ ]


3)    SEC Use Only


4)    Source of Funds                        PF


5)    Check if Disclosure of Legal Proceedings
      is Required Pursuant to Items 2(d) or
      2(e)                                   [ ]


6)    Citizenship or Place of Organization   United States



                    7)    Sole Voting        -0-
                          Power

Number of Shares    8)    Shared Voting       29,000 shares
                          Power

                    9)    Sole Dis-          -0-
                          positive Power

                   10)   Shared Dis-        29,000 shares
                          positive Power

11)   Aggregate Amount Beneficially
      Owned By Each Reporting Person        29,000 shares


12)   Check box if the Aggregate Amount
      in Row (11) Excludes Certain Shares  [ ]


13)   Percent of Class Represented by
      Amount in Row (11)                   .3%


14)   Type of Reporting Person              IN

CUSIP No. 167113109

1)    Name of Reporting Person               Peggy J. Amster,
                                             as custodian for
                                             Wendy Amster
      S.S. or I.R.S. Identification No.
      of Above Person                        (Intentionally
                                             Omitted)


2)    Check the Appropriate Box if a         (a) [ ]
      Member of a Group                      (b) [ ]


3)    SEC Use Only


4)    Source of Funds                        PF


5)    Check if Disclosure of Legal Proceedings
      is Required Pursuant to Items 2(d) or
      2(e)                                   [ ]


6)    Citizenship or Place of Organization   United States


                    7)    Sole Voting        -0-
                          Power

Number of Shares    8)    Shared Voting      47,500 shares
                          Power

                    9)    Sole Dis-          -0-
                          positive Power

                    10)   Shared Dis-        47,500 shares
                          positive Power

11)   Aggregate Amount Beneficially
      Owned By Each Reporting Person         47,500 shares


12)   Check box if the Aggregate Amount
      in Row (11) Excludes Certain Shares    [ ]


13)   Percent of Class Represented by
      Amount in Row (11)                     .5%


14)   Type of Reporting Person               IN
CUSIP No. 167113109

1)    Name of Reporting Person               The Amster
                                             Foundation
      S.S. or I.R.S. Identification No.
      of Above Person                        (Intentionally
                                             Omitted)


2)    Check the Appropriate Box if a         (a) [ ]
      Member of a Group                      (b) [ ]


3)    SEC Use Only


4)    Source of Funds                        PF


5)    Check if Disclosure of Legal Proceedings
      is Required Pursuant to Items 2(d) or
      2(e)                                   [ ]


6)    Citizenship or Place of Organization   New York


                    7)    Sole Voting        -0-
                          Power

Number of Shares    8)    Shared Voting      25,000 shares
                          Power

                    9)    Sole Dis-          -0-
                          positive Power

                    10)   Shared Dis-        25,000 shares
                          positive Power

11)   Aggregate Amount Beneficially
      Owned By Each Reporting Person         25,000 shares


12)   Check box if the Aggregate Amount
      in Row (11) Excludes Certain Shares    [ ]


13)   Percent of Class Represented by
      Amount in Row (11)                     .3%


14)   Type of Reporting Person               OO

CUSIP No. 167113109

1)    Name of Reporting Person               Amster & Company

      S.S. or I.R.S. Identification No.
      of Above Person                        (Intentionally
                                             Omitted)


2)    Check the Appropriate Box if a         (a) [ ]
      Member of a Group                      (b) [ ]


3)    SEC Use Only


4)    Source of Funds                        WC


5)    Check if Disclosure of Legal Proceedings
      is Required Pursuant to Items 2(d) or
      2(e)                                   [ ]


6)    Citizenship or Place of Organization   New York


                    7)    Sole Voting        -0-
                          Power

Number of Shares    8)    Shared Voting      100,000 shares
                          Power

                    9)    Sole Dis-          -0-
                          positive Power

                    10)   Shared Dis-        100,000 shares
                          positive Power

11)   Aggregate Amount Beneficially
      Owned By Each Reporting Person         100,000 shares


12)   Check box if the Aggregate Amount
      in Row (11) Excludes Certain Shares    [ ]


13)   Percent of Class Represented by
      Amount in Row (11)                     1.0%


14)   Type of Reporting Person               PN

CUSIP No. 167113109

1)    Name of Reporting Person               Flex Holding Corp.

      S.S. or I.R.S. Identification No.
      of Above Person                        (Intentionally
                                             Omitted)


2)    Check the Appropriate Box if a         (a) [ ]
      Member of a Group                      (b) [ ]


3)    SEC Use Only


4)    Source of Funds                        WC


5)    Check if Disclosure of Legal Proceedings
      is Required Pursuant to Items 2(d) or
      2(e)                                   [ ]


6)    Citizenship or Place of Organization   Delaware


                    7)    Sole Voting        -0-
                          Power

Number of Shares    8)    Shared Voting      429,400 shares
                          Power

                    9)    Sole Dis-          -0-
                          positive Power

                    10)   Shared Dis-        429,400 shares
                          positive Power

11)   Aggregate Amount Beneficially
      Owned By Each Reporting Person         429,400 shares


12)   Check box if the Aggregate Amount
      in Row (11) Excludes Certain Shares    [ ]


13)   Percent of Class Represented by
      Amount in Row (11)                     4.4%


14)   Type of Reporting Person               CO
         Items 2, 3, 4 and 5 of Amendment No. 1 to the Schedule 13D, dated October 22, 1997, relating to the Common Stock, par value $.01 per share (the "Common Stock"), of Chic by H.I.S. Inc., a Delaware corporation, is hereby amended by adding thereto the information set forth below. The terms defined in such
Schedule 13D shall have their defined meanings herein, unless otherwise defined herein.

Item 2.  Identity and Background.

     Schedule A annexed hereto and incorporated herein by reference sets forth the information required by Item 2 of
Schedule 13D with respect to the executive officers and directors of Flex Holding Corp.

Item 3.  Source and Amount of Funds.

         The source and amount of funds used by each of the Reporting Persons to acquire the shares of the Common Stock reported in Item 5 below was as follows:

Name                   Amount       Source of Funds

Arnold M. Amster       $ 162,749    personal funds*

Peggy J. Amster        $  26,575    personal funds*

Peggy J. Amster,
  as custodian for
  Wendy Amster         $  14,260    personal funds

Flex Holding Corp.     $ 377,376    working capital*
_______________
*The shares of Common Stock owned by Arnold M. Amster, Peggy J.
Amster, and Flex Holding Corp. were purchased in their respective brokerage margin accounts on customary margin terms.

Item 4.   Purpose of Transaction.

   On or about the week of January 22, 1998, Mr. Amster met with Mr. Bert Rosenberg, the Issuer's chief executive officer. At that meeting, Mr. Rosenberg in essence said to Mr. Amster that, while Mr. Rosenberg was not soliciting Mr. Amster, Mr. Rosenberg wished to explore on a preliminary basis whether or not Mr. Amster would have any interest in becoming a member of the Issuer's board. Mr. Amster did not commit himself at that time, nor was a formal offer made to Mr. Amster.

   On or about January 22, 1998, Mr. Amster had lunch with Mr. Rosenberg and Mr. Richard Howe, a director of the Issuer. At that lunch, Mr. Howe posed to Mr. Amster the hypothetical question of whether Mr. Amster was willing to serve as a director of the Issuer if there was a neutral board elected without any proxy contest. Mr. Amster answered yes to the hypothetical question.

   On or about February 3, 1998, Mr. Howe asked Mr. Amster to become a member of the slate of incumbent directors assuming that there was a proxy contest. Mr. Amster responded that he wished to meet with Mr. Rosenberg before reaching a conclusion. Mr. Amster set up a meeting with Mr. Rosenberg for February 5, 1998.

   On February 4, 1998, Mr. Amster received a phone call from Mr. Herbert Denton. Mr. Denton asked Mr. Amster if he was willing to become a member of the insurgent slate of directors assuming that there was a proxy contest. Mr. Amster responded that he wished to consider this matter further.

   Mr. Amster has not made a decision whether or not to accept either of the proposals. Mr. Amster intends to make a decision in the near future.


Item 5.   Interest in Securities of the Issuer.

   Set forth on Schedule B hereto and incorporated herein by reference is certain information concerning all transactions in the Common Stock in which the Reporting Persons have engaged during the past 60 days. All of such transactions were purchases effected on the New York Stock Exchange.

   The ownership by the Reporting Persons of shares of Common
Stock and the percentage of the outstanding shares of Common
Stock represented thereby is as follows:


Name                 Number of Shares    Percentage

Arnold M. Amster      714,200 (1)           7.3% (1)

Peggy J. Amster        29,000 (2)            .3% (2)

Peggy J. Amster,
  as custodian for
  Wendy Amster         47,500                .5%

The Amster Foundation  25,000                .3%

Amster & Co.          100,000               1.0%

Flex Holding Corp.    429,400               4.4%
____________
(1) Includes an aggregate of 630,900 shares of Common Stock owned by the other Reporting Persons. Arnold M. Amster has or shares voting and dispositive power with respect to the shares of Common Stock owned by the other Reporting Persons and may be deemed to be the beneficial owner of all of such shares owned by the other Reporting Persons. Arnold M. Amster disclaims beneficial ownership of any of the shares of Common Stock owned by the other Reporting Persons.

(2)  Excludes 47,500 shares of Common Stock owned by Peggy J.
     Amster, as custodian for Wendy Amster, as to which shares
     Peggy J. Amster disclaims beneficial ownership.

                          SIGNATURES

     After reasonable inquiry and to the best knowledge and belief of each person or entity set forth below, each such person or entity certifies that the information set forth in this Statement is true, complete, and correct.

February 5, 1998     /s/ Arnold M. Amster
                       Arnold M. Amster

February 5, 1998     /s/     *
                       Peggy J. Amster

February 5, 1998     /s/     *
                       Peggy J. Amster, as custodian for
                       Wendy Amster

February 5, 1998     THE AMSTER FOUNDATION

                       By /s/ Arnold M. Amster
                          Arnold M. Amster

February 5, 1998     AMSTER & CO.
                       By /s/ Arnold M. Amster
                          Arnold M. Amster, General Partner

February 5, 1998     FLEX HOLDING CORP.
                       By /s/ Arnold M. Amster
                          Arnold M. Amster,
                          Chairman of the Board

                    *  By /s/ Arnold M. Amster
                          Arnold M. Amster
                          Attorney-in-fact

                         Schedule A

     Directors and Executive Officers of Flex Holding Corp.


     Arnold M. Amster is the Chairman of the Board, President, and the owner of a majority of the voting stock of Flex Holding Corp. Mr. Amster is also Senior Managing Partner of Amster & Co., an investment limited partnership. Mr. Amster is a citizen of the United States, and his address is 767 Fifth Avenue, New York, New York 10153.

     Robert M. Boyar is a director of Flex Holding Corp.  Mr.
Boyar is also a partner of Boyar, Higgins & Suozzo, a law firm.
Mr. Boyar is a citizen of the United States, and his address is 10 Park Place, Morristown, New Jersey 07960.

     Peggy J. Amster is a director of Flex Holding Corp.  Mrs.
Amster is a housewife and a citizen of the United States, and her address is 767 Fifth Avenue, New York, New York 10153.

     David Rothberg is Executive Vice President of Flex Holding
Corp. Mr. Rothberg is a citizen of the United States, and his address is 767 Fifth Avenue, New York, New York 10153.

                         SCHEDULE B

                     No. of      Price per      Purchase
                     Shares       Shares          Date

ARNOLD M. AMSTER:
                      2,500      $7.13          11/25/97
                      9,000      $6.81          12/4/97
                      2,000      $6.88          1/5/98
                      9,800      $7.13          1/26/98

PEGGY J. AMSTER:
                      2,500      $6.88          1/5/98
                      1,500      $6.25          1/9/98

PEGGY J. AMSTER,
      CUSTODIAN FOR
      WENDY AMSTER:
                      2,000      $7.13          11/13/97

FLEX HOLDING CORP.:
                      2,000      $7.56          10/27/97
                      1,000      $7.56          10/28/97
                        500      $7.50          11/6/97
                      1,900      $7.38          11/12/97
                      2,000      $7.25          11/13/97
                      5,000      $6.88          1/5/98
                     10,000      $7.00          1/5/98
                     10,000      $6.13          1/9/98
                     10,000      $7.00          1/15/98
                      6,500      $6.88          1/16/98
                      5,000      $7.13          1/23/98
                        900      $7.06          1/28/98